Mail Stop 4561

October 2, 2007

Kevin T. Bottomley
Chairman, President and Chief Executive Officer
Danvers Bancorp, Inc.
One Conant Street
Danvers, Massachusetts 01923

> **Re:** **Danvers Bancorp, Inc.**
> **Form S-1, filed September 5, 2007**
> **File No. 333-145875**

Dear Mr. Bottomley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Summary

The Companies, page 1

1. You disclose here that Danvers Bancorp will replace the MHC as the owner of the bank after the conversion. However, the financial statements of Danvers Bancorp included in your filing present the bank as wholly owned by that entity. Please clarify who currently owns Danvers Bank. If the bank is still a wholly owned subsidiary of the MHC and you have not already implemented the three tier structure for the conversion, please revise to present the financial statements of the MHC.

How We Determined to Offer…, page 5

2. Please describe in greater detail the peer group referenced at the bottom of page 6. Include whether these companies are fully converted.

3. Revise this section to discuss, briefly, the factors which led RP Financial to value the equity of Danvers at a discount to the peer group. We note that in the Appraisal, one of the more significant adjustments was based upon concern about marketing a new issuer.

Our Officers, Directors and Employees Will Receive Additional Compensation and Benefit Programs After the Offering, page 9

4. Revise this section to clarify whether the size of these compensation programs, or the composition of the various programs, can be changed after the offering without shareholder approval.

Our Issuance of Shares of Common Stock to the Charitable Foundation, page 10

5. Please give examples of the size and type of disbursements the foundation will make. Also, indicate whether you plan to make any further contributions to the foundation in the future.

Proposed Stock Purchases by Management, page 14

6. Please disclose the percentage of total shares to be owned by directors and executive officers and their associates at the minimum of the range.

Risk Factors

Our Continuing Concentration of Loans …, page 16

7. You discuss the impact of decreased tenant occupancy on your earnings in the second to last sentence of this risk factor. Please disclose the recent/current trend of tenant occupancy in Danversbank's market area.

We have broad discretion in allocating…, page 21

8. Please indicate, either in this section or in another appropriate portion of the prospectus, how long management expects it will take for Danvers and its subsidiaries to deploy the funds raised in the offering. In particular, please discuss your timeline for levering up the new capital with deposits and new lending. Please also discuss the effect of the level of loan demand you are experiencing in your market area and the capacity of your market to absorb these funds.

Capitalization, page 31

9. Please revise this table to provide a footnote disclosure of how you calculated your pro forma "total stockholders' equity as a percentage of total assets."

Pro Forma Data, page 33

10. Please revise footnote 2 to this table, and footnote 2 in the table on page 37 to disclose the interest rate of the ESOP loan.

Management's Discussion and Analysis

General, page 41

11. The Management's Discussion and Analysis represents management's opportunity to explain the factors which affected the financial results reported in the consolidated financial statements. It appears that a number of trends impacted the company's results over the most recent period. In particular, we note that your efficiency ratio has increased, as a result of increased expense, which has had a deleterious effect on your earnings and margins. Please revise your disclosure to address the reasons for your increased expenses and discuss whether management expects revenues to eventually rise to the level that your trend of increasing efficiency ratio will abate.

Comparison of Operating Results For the Years Ended December 31, 2006 and 2005, page 49

12. You disclose here that your increase in rent expense is due to scheduled rent increases. Further, you disclose on page F-21 that you lease certain facilities and equipment under long-term non-cancelable lease commitments. Please revise Note 1 of your financial statements to disclose how you account for your long-term operating leases. To the extent you account for these leases using an other than straight-line method, please disclose the basis for doing so. Refer to paragraph 2 of FASB Technical Bulletin 85-3.

Business of Danversbank

Sources of Funds

Construction Loans, page 64

13. Page 64 shows that Danversbank's portfolio of construction loans was comprised of 47.5% residential condominiums. If expected to have a material impact on revenues or net income, please disclose any relevant trends in the condominium market in the areas in which the units are being or have been developed and, if appropriate, the effect any changes in demand for condominiums might have on the repayment of these construction loans.

Owner Occupied Residential Real Estate Loans, page 64

14. As a supplement to the last sentence of the second full paragraph on page 65, please indicate whether management reasonably expects higher payments to increase the number of loan defaults.

Deposits, page 77

15. Please revise this table to disclose average deposit account balances for each category presented. Refer to Item V.A of Industry Guide 3.

Borrowings, page 78

16. Please revise your table on page 79 to separately disclose this information for each category of short-term borrowings reported in your financial statements, or notes thereto. Refer to Item VII of Industry Guide 3.

Compensation Discussion and Analysis, page 102

17. Revise this section to discuss the impact of market data upon your compensation policies. In particular, please discuss any peer groups or other metrics used to

measure "market data." Also, discuss whether the Committee targets any relationship between market data and the compensation paid to Daversbank's named executive officers.

18. Revise this section to discuss how the compensation philosophy was implemented with regard to the amounts paid to the named executive officers in 2006. In particular, please discuss the factors which affected the amounts awarded to each named executive officer under the bonus plan. Also, please discuss the factors which determined the amounts awarded under your non-equity incentive plan and your phantom stock plan. In particular, please discuss the measurements of individual and corporate performance which impacted the size and vesting of awards during 2006. Furthermore, please discuss any material changes to the compensation program in 2007, including any changes to objective performance criteria.

Potential Payments upon Termination or Change-in-Control, page 108

19. Revise this section to discuss the policies, agreements or other factors which give rise to the payments listed in the tabular formula. Also, disclose the assumptions necessary for valuing the amounts payable under the various scenarios. Please refer to Item 402(j) of Regulation S-K.

20. Revise this section, or the Compensation Discussion and Analysis, to discuss how the Company determined that the size of the post termination payments were appropriate. Please refer to Item 402(j) and 402(b) of Regulation S-K.

Transactions with Related Persons, page 112

21. Please disclose whether the requirements of Section 22(h) of the Federal Reserve Act are satisfied.

22. To the extent that you have any loans or other credit arrangements with related parties, please provide the representations contemplated by Instruction 4(c) of Item 404(a) of Regulation S-K.

How We Determined Stock Pricing…, page 125

23. Disclose whether the board concluded that the information and practices considered, referenced in the last paragraph on page 125, were reasonable.

Financial Statements

Note 1, Summary of Significant Accounting Policies

Loans, Loans Held for Sale and Other Real Estate Owned, page F-8

24. Please revise to disclose your accounting policy for recording payments received on non-accrual loans. Refer to paragraph 13(c) of SOP 01-6.

25. Please revise to specifically state, if true, that you do not recognize interest income on loans unless the timing of collections are reasonably estimable and collection is probable.

Core Deposit Intangible, page F-10

26. Please tell us what method you used to record the purchase of RFS Bancorp and Revere Federal Savings Bank in 2001, including the method used to record the purchase of minority interests outstanding. Cite applicable GAAP literature, where appropriate and explain how this accounting gave rise to a core deposit intangible. Please clarify whether you recorded goodwill in connection with this transaction.

Note 13, Income Taxes, page F-26

27. Please revise to disclose the specific nature of the "reversal of over-accrual" item in your statutory tax rate reconciliation table. Refer to paragraph 47 of FAS 109.

Note 14, Credit-Related Off-Balance Sheet and Derivative Financial Instruments

Derivative Financial Instruments, page F-29

28. Please revise to disclose the following related to your interest rate collar agreements:

- More clearly disclose the nature, terms and amounts of the hedged item, including the repricing intervals;

- Disclose the specific methods used to assess hedge effectiveness, both at inception and on an ongoing basis; and,

- Please revise to disclose the reasons for not electing hedge accounting upon purchase of the collar and disclose the specific factors considered when you subsequently determined that the relationship qualified for hedge accounting.

29. Please revise to disclose the following related to your interest rate swap agreements:

- Disclose the specific methods used to assess hedge effectiveness, both at inception and on an ongoing basis. To the extent you are relying on paragraph 65 or paragraph 68 of SFAS 133, please revise to disclose specifically how you determined that the hedges meet each of the criteria in that guidance;

- Disclose whether you are hedging each loan individually, or if you are hedging a pool of loans;

- If you are hedging each loan individually, please disclose how you considered paragraph 29(h) of SFAS 133, which specifically disallows use of a prime rate as a benchmark interest rate;

- If you are hedging a pool of loans, disclose what the actual hedged item is, i.e. the first benchmark interest payments within a given period, or the overall changes in cash flows and disclose how each loan met the requirements of paragraphs 28 and 29 of SFAS 133 to receive hedge accounting;

- Disclose how you account for your hedging relationships upon prepayment of the loans, if allowed; and,

- Please disclose the amount of ineffectiveness you recorded related to this hedge.

Note 17, Employee Benefit Plans, page F-32

30. Please revise Note 1 to disclose how you determined the fair value of shares granted in connection with your phantom stock plan and your policy for recognizing the related compensation expense.

Exhibit 23.2

31. The audit opinion date referenced in this exhibit does not reflect the date of the audit opinion included in your financial statements. Please have your auditors provide a revised consent that references the date of the audit opinion provided in your filing.

Exhibits

32. Certain exhibits will be filed in the future. We may have comment once those documents are filed, so please provide the staff with copies as soon as practicable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brittany Ebbertt at 202-551-3572 or Rebekah Moore at 202-551-3463 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair at 202-551-3583 or me at 202-551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

CC: By Fax (617) 523-1231
        William P. Mayer, Esq.
        Paul W. Lee, Esq.
        Goodwin Proctor LLP
        Exchange Place
        Boston, MA 02109